Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

WHITEFORT CAPITAL MASTER FUND, LP

Purchase of Common Stock	1,500,000	$4.1500	04/23/2026
Purchase of Common Stock	2,000,000	$4.0500	04/24/2026
Sale of Common Stock	(3,500,000)	$4.2800	04/27/2026
Purchase of Cash-Settled Total Return Swap	3,500,000	$4.2800	04/27/2026